June 21, 2007

VIA E-MAIL and EDGAR

Joseph M. Kempf

Senior Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE, Mail Stop 3720

Washington, DC 20549

Re:	Deutsche Telekom AG

Form 20-F for the fiscal year ended December 31, 2006

SEC File number: 001-14540

Dear Mr. Kempf:

This letter will serve as confirmation of our telephone conversation of earlier today wherein you relayed to us that the Staff of the SEC has granted our request for an extension of the time within which to submit a response to the Staff’s letter of comment dated June 21, 2007. On behalf of Deutsche Telekom AG, we appreciate the Staff’s understanding with respect to our request to extend the response date until the end of July 2007.

Thanks again for your accommodation. If you have any further questions or require additional information, please contact the undersigned.

Very truly yours,

/s/ Neil S. Belloff, Esq.
Neil S. Belloff, Esq.
Executive Vice President
- U.S. Securities Counsel
Address:	600 Lexington Avenue, 17th Floor, New York, New York 10022 USA
NY Office:	+ 1 212 424-2911
NY fax:	+ 1 212 424-2913
Mobile:	+ 1 646 250-2858
Bonn Office:	+ 49 228 181 83890
Bonn Fax:	+ 49 228 181 83898
E-mail:	neil.belloff@usa.telekom.de